UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

SPOT MOBILE INTERNATIONAL LTD.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

753400100

(CUSIP number)

CHALEO (ONE) INC.

121 WESTGATE BLVD

TORONTO, ONTARIO, CANADA, M3H 1P5

Telephone: 786-564-5602

(Name, address and telephone number of person authorized to receive notices and communications)

JUNE 7, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 753400100
1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHALEO (ONE) INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 186,720,000 shares of Common Stock
	8	Shared voting power None
	9	Sole dispositive power 186,720,000 shares of Common Stock
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 186,720,000 shares of Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.7%
14	Type of reporting person CO

CUSIP No. 753400100
1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHARLES J. ZWEBNER
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 186,720,000 shares of Common Stock
	8	Shared voting power None
	9	Sole dispositive power 186,720,000 shares of Common Stock
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 186,720,000 shares of Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 28.7%
14	Type of reporting person IN

Explanatory Note

Chaleo (One) Inc., a company organized under the laws of Canada (“Chaleo”) and Charles J. Zwebner (“Zwebner”) (Chaleo and Zwebner are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Schedule 13D (“Schedule 13D”) to report the beneficial ownership of shares of common stock, $0.001 par value per share (“Common Stock”) of Spot Mobile International Ltd. (f/k/a Rapid Link, Incorporated), a Delaware corporation (the “Issuer” or the “Company”). As described in this Schedule 13D, Zwebner is joining Chaleo in filing this Schedule 13D because Zwebner is the principal shareholder of Chaleo. As such, Zwebner may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by Chaelo. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Company, with its principal executive offices located at 300 71 st Street, Suite 500, Miami Beach, Florida 33141.

Item 2.	Identity and Background

(a)-(c) This statement is being filed jointly by Chaleo, a company organized under the laws of Canada, and Zwebner, a citizen of Canada. The business address of Chaleo and Zwebner is 121 Westgate Blvd, Toronto, Ontario, Canada, M3h 1P5. Zwebner is the sole officer, a director and the principal shareholder of Chaleo. Chaleo’s principal business is to hold various investments.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons received the shares of Common Stock subject of this Schedule 13D in the form of a distribution from Blackbird Corporation, a Florida corporation (“Blackbird”) on June 7, 2010. See Item 4, below.

Item 4.	Purpose of Transaction

On February 24, 2010, pursuant to the terms of a Share Exchange Agreement, dated October 13, 2009, by and among the Company, Blackbird and certain of the principal shareholders of the Company and Blackbird, as amended by that certain Amendment to Share Exchange Agreement, dated January 21, 2010 (collectively, the “Share Exchange Agreement”), the Company acquired all of the issued and outstanding shares of capital stock of Mr. Prepaid, Inc., a Florida corporation and wholly-owned subsidiary of Blackbird, in exchange for the issuance to Blackbird of 10,000,000 shares of the Company’s Series A Convertible Preferred Stock representing 80% of the Company’s issued and outstanding shares of common stock, on an as-converted basis. On June 7, 2010, the Company’s shareholders approved the Company’s amended and restated certificate of incorporation, which includes the following amendments: (i) an amendment to change the Company’s corporate name to Spot Mobile International Ltd.; (ii) an amendment to increase the number of authorized shares of the Company’s Common Stock available for issuance from 175,000,000 to 1,000,000,000 and to increase the number of authorized shares of the Company’s preferred stock available for issuance from 10,000,000 to 100,000,000; and (iii) a restatement of the Company’s certificate of incorporation to incorporate all prior amendments, including those mentioned above. In this respect, effective June 7, 2010, the Company filed its amended and restated certificate of incorporation with the Secretary of State of Delaware. Upon the filing of the amended and restated certificate of incorporation, all of the outstanding shares of the Company’s Series A Convertible Preferred Stock were automatically converted into 520,000,000 shares of the Company’s Common Stock. On June 7, 2010, Blackbird distributed the 520,000,000 shares of Common Stock to its existing shareholders, on a pro rata basis. As a result of such distribution, the Reporting Persons received, and are the beneficial owners of, 186,720,000 shares of Common Stock of the Company. See Item 5, below.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as provided herein, and except as contained in the agreements filed as exhibits to this Schedule 13D or as has been publicly announced by the Issuer or the Reporting Persons, the Reporting Persons do not have and, to the best of their knowledge, none of their directors or officers, as applicable, have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

(a) As of the date of this Schedule 13D, the Issuer has 650,000,000 shares of Common Stock outstanding. The Reporting Persons are the beneficial owners of 186,720,000 shares of Common Stock. As a result, the Reporting Persons may be deemed to beneficially own 28.7% of the outstanding Common Stock of the Company. Chaleo directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Zwebner is the principal shareholder of Chaleo and as such could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Chaleo.

(b) The Reporting Persons have sole voting and dispositive power with respect to the 186,720,000 shares of Common Stock of the Company.

(c) Other than as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For a summary description of the Share Exchange Agreement, see Item 4, above. Other than the Share Exchange Agreement, the Reporting Persons are not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits to this Schedule 13D:

99.1	Share Exchange Agreement, dated as of October 13, 2009, by and among Rapid Link, Incorporated, Blackbird Corporation and their respective principal shareholders (incorporated by reference to Exhibit 2.1 to Rapid Link, Incorporated’s Current Report on Form 8-K (File No. 0-22636) filed on October 19, 2009).

99.2	Amendment to Share Exchange Agreement, dated as of January 21, 2010, by and among Rapid Link, Incorporated, Blackbird Corporation, their respective principal shareholders and Mr. Prepaid, Inc. (incorporated by reference to Exhibit 2.2 to Rapid Link, Incorporated’s Current Report on Form 8-K (File No. 0-22636) filed on January 27, 2010).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

CHALEO (ONE) INC.

Dated: June 17, 2010	By:	/s/ Charles J. Zwebner
Charles J. Zwebner
President

Dated: June 17, 2010	/s/ Charles J. Zwebner
Charles J. Zwebner